Exhibit 1

Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Third Quarter 2002)

		Ch$ millions		US$ millions (1)
		Q3'02	Q3'01	Q3'02	Q3'01	% Change

Net sales		77,399	83,971	103.4	112.2	-7.8%

Cost of goods sold		(39,932)	(43,368)	(53.3)	(57.9)	-7.9%
	% of sales	51.6%	51.6%	51.6%	51.6%

Gross profit		37,467	40,603	50.0	54.2	-7.7%
	% of sales	48.4%	48.4%	48.4%	48.4%

SG&A		(32,349)	(35,732)	(43.2)	(47.7)	-9.5%
	% of sales	41.8%	42.6%	41.8%	42.6%

Operating income		5,119	4,871	6.8	6.5	5.1%
	% of sales	6.6%	5.8%	6.6%	5.8%

Non-operating result
	Financial income	413	832	0.6	1.1	-50.4%
	Equity in NI of rel. companies	831	958	1.1	1.3	-13.3%
	Other non-operating income	251	389	0.3	0.5	-35.6%
	Amortization of goodwill	(701)	(660)	(0.9)	(0.9)	-6.2%
	Interest expense	(979)	(2,035)	(1.3)	(2.7)	51.9%
	Other non-operating expenses	(674)	(1,543)	(0.9)	(2.1)	56.3%
	Price level restatement	(384)	491	#	#	NM
	Total	(1,244)	(1,568)	(1.7)	(2.1)	-20.6%

Income before taxes		3,874	3,303	5.2	4.4	17.3%
	Income taxes	(931)	(3,738)	(1.2)	(5.0)	75.1%
	Tax rate	24.0%	113.2%	24.0%	113.2%

Minority interest		(454)	(785)	(0.6)	(1.0)	42.1%

Amort. of negative goodwill		15	14	0.02	0.02	2.9%

Net income		2,505	(1,205)	3.3	(1.6)	NM
	% of sales	3.2%	-1.4%	3.2%	-1.4%

Earnings per share		7.86	(3.78)	0.01	(0.01)	NM
Earnings per ADR		39.32	(18.92)	0.05	(0.03)

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		10,495	10,543	14.0	14.1	-0.5%
Amortization		354	349	0.5	0.5	1.4%
EBITDA		15,967	15,763	21.3	21.1	1.3%

Capital expenditures		4,275	6,844	5.7	9.1	-37.5%

(1) Exchange rate: US$ 1.00 = Ch$ 748,73